Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-126246
Prospectus Supplement No. 7
to Prospectus dated August 29, 2005
17,198,252 Shares
LEAP WIRELESS INTERNATIONAL, INC.
Common Stock

     We are supplementing the prospectus dated August 29, 2005, covering up to 17,198,252 shares of our common stock, par value $0.0001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus. This prospectus supplement contains our Current Report on Form 8-K dated February 28, 2006, which was filed with the Securities and Exchange Commission on March 6, 2006.
     This prospectus supplement supplements information contained in the prospectus dated August 29, 2005. This prospectus supplement should be read in conjunction with the prospectus dated August 29, 2005, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated August 29, 2005, including any supplements and amendments thereto.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated August 29, 2005, including any amendment or supplement thereto.
     INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED AUGUST 29, 2005.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is March 6, 2006.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (Date of earliest event reported): February 28, 2006
LEAP WIRELESS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-29752	33-0811062

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
10307 Pacific Center Court
San Diego, California 92121
(Address of Principal Executive Offices)

(858) 882-6000
(Registrant’s telephone number, including area code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
Item 9.01. Financial Statements and Exhibits.
SIGNATURES

Item 2.02 Results of Operations and Financial Condition.
On March 6, 2006, Leap Wireless International, Inc. (the “Company”) issued a press release announcing the intention to restate the financial statements contained in its previously filed Quarterly Reports on Form 10-Q for the periods ended September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, and the financial information as of and for the five months ended December 31, 2004 included in the financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2004. A copy of the press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference. The information in this Item 2.02 and the exhibit attached hereto are being furnished and shall not be deemed filed for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly stated by specific reference in such filing.
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
(a) On February 28, 2006, the management and Audit Committee of the Company concluded that (i) the financial information as of and for the five months ended December 31, 2004 included in the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and the unaudited interim consolidated financial statements included in each of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, should be restated to correct for errors identified during the preparation of the Company’s annual income tax provision for the year ended December 31, 2005, and (ii) because of these errors such previously filed financial statements should no longer be relied upon.
The restatements result from: (i) errors in the calculation of the tax bases of certain wireless licenses and deferred taxes associated with tax deductible goodwill, (ii) errors in the accounting for the release of the valuation allowance on deferred tax assets recorded in fresh-start reporting, and (iii) the determination that the netting of deferred tax assets associated with wireless licenses against deferred tax liabilities associated with wireless licenses was not appropriate, as well as the resulting error in the calculation of the valuation allowance on the license-related deferred tax assets. These errors arose in connection with the Company’s implementation of fresh-start reporting on July 31, 2004 pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.”
These errors were identified by management during the Company’s preparation of its annual income tax provision for the year ended December 31, 2005. The adjustments result from the correction of accounting errors and are not attributable to any misconduct by Company employees.
The Company has not yet completed its assessment of the items described above. However, the Company expects that the correction of these errors will result in non-cash adjustments to the Company’s goodwill, other long-term liabilities, accumulated deficit, income tax expense, net income (loss), comprehensive income (loss) and basic and diluted net income (loss) per share. The restatements are not expected to affect previously reported revenues, operating income or cash flows from operations, or to impact cash taxes paid or owed. The Company plans to include restated financial information for all of the periods described above in its upcoming Annual Report on Form 10-K for the year ended December 31, 2005, and to amend its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 shortly following the filing of its 2005 Annual Report on Form 10-K.

The adjustments to be made to the Company’s financial statements for the five months ended December 31, 2004 and the nine months ended September 30, 2005 are expected to fall within the ranges summarized below. There can be no assurance, however, that final results will not differ materially from these preliminary findings:

	As of and for the five months	As of and for the nine months
	ended December 31, 2004	ended September 30, 2005
	(in thousands, except per share	(in thousands, except per share
	data)	data)

Increase in goodwill	$120,000 to $135,000	$100,000 to $115,000
Increase in other long-term liabilities	$120,000 to $135,000	$ 85,000 to $100,000
Decrease in income tax expense	$ 500 to $ 1,500	$ 16,000 to $ 19,000
Improvement in net income (loss)	$ 500 to $ 1,500	$ 16,000 to $ 19,000
Improvement in net income (loss) per diluted share	$0.00 to $0.02	$0.26 to $0.31
The restatements described above may result in defaults under the $710 million senior secured credit agreement among Cricket Communications, Inc., Leap Wireless International, Inc., Bank of America, N.A. and a syndicate of lenders. We expect to continue to make scheduled payments of principal and interest under such credit agreement. We intend to obtain waivers of the potential defaults resulting from the restatements from the required lenders under the credit agreement. Unless waived by the required lenders, an event of default would permit the administrative agent to exercise its remedies under the credit agreement, including declaring all outstanding debt under the agreement to be immediately due and payable. We believe that the required lenders will agree to waive any defaults that may occur as a result of the restatements, however, such actions cannot be assured.
We previously reported that our disclosure controls and procedures were ineffective as of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 due to the existence of material weaknesses in our internal control over financial reporting at those dates. We had reported that the Company’s accounting and financial reporting functions required additional personnel with appropriate skills and training and Company-specific experience to identify and address the application of technical accounting literature as of each of the dates listed above and that we had inadequate oversight of the fresh-start reporting adjustments recorded as of July 31, 2004 in connection with the Company’s emergence from bankruptcy. These control deficiencies could result in a misstatement of accounts or disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected, and management concluded that the control deficiencies that existed as of each of the dates listed above constituted material weakness. While the Company has not yet completed the evaluation of the internal control implications of the restatements described in this Current Report on Form 8-K, our management believes that these restatements are an additional effect of the material weaknesses previously reported.
The Company’s management and Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K with the Company’s independent registered public accounting firm.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated March 6, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEAP WIRELESS INTERNATIONAL, INC.
Date: March 6, 2006	By /s/ Dean Luvisa
	Name:	Dean Luvisa
	Title:	Acting Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Bock Communications, Inc.	Leap contacts:
Valerie Breslow, Media Relations	Jim Seines, Investor Relations
714-206-3201	858-882-6084
vbreslow@bockpr.com	jseines@leapwireless.com
Leap Announces Restatement of Prior Period Results to Correct Errors in
Deferred Income Tax Accounting
~ Restatement Expected to Result in Material, Non-cash Improvements in Reported
Net Income (Loss) for Affected Periods ~
SAN DIEGO – March 6, 2006 – Leap Wireless International, Inc. [NASDAQ: LEAP], today announced that it will restate its audited and unaudited financial results reported subsequent to its August 2004 emergence from Chapter 11 bankruptcy to correct for errors in previously reported income tax expense, goodwill, and other long-term liabilities. These errors were identified by management during the preparation of the Company’s annual income tax provision for the year ended December 31, 2005. The restatements are not expected to affect previously reported revenues, operating income, or cash flows from operations, or to impact cash taxes paid or owed. The correction of these errors is expected to result in material, non-cash decreases to income tax expense and improvements in net income (loss) for the nine months ended September 30, 2005, and for the five months ended December 31, 2004. The effect of these errors on the results of the individual quarters contained in these periods may vary. In addition, these restatements will result in increases to goodwill and other long-term liabilities for all affected periods. Accordingly, because of these errors, the Company’s previously issued financial statements for these periods should not be relied upon. The adjustments result from the correction of accounting errors and are not attributable to any misconduct by Company employees.
The restatements result from: (i) errors in the calculation of the tax bases of certain wireless licenses and deferred taxes associated with tax deductible goodwill, (ii) errors in the accounting for the release of the valuation allowance on deferred tax assets recorded in fresh-start reporting, and (iii) the determination that the netting of deferred tax assets associated with wireless licenses against deferred tax liabilities associated with wireless licenses was not appropriate, as well as the resulting error in the calculation of the valuation allowance on the

Leap Announces Restatement of Prior Period Results to Correct Errors in Deferred Income Tax Accounting	Page 2 of 4

license-related deferred tax assets. These errors arose in connection with the Company’s implementation of fresh-start reporting on July 31, 2004 pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” The Company’s management and Audit Committee have discussed the matters disclosed in this press release with the Company’s independent registered public accounting firm.
While the Company has not yet completed its assessment of the items described above, the adjustments to be made to the Company’s financial statements for the five months ended December 31, 2004 and for the nine months ended September 30, 2005 are expected to fall within the ranges summarized below. There can be no assurance, however, that final results will not differ materially from these preliminary findings:

	As of and for the	As of and for the
	five months ended	nine months ended
	December 31, 2004	September 30, 2005
	(In thousands, except per	(In thousands, except per
	share data)	share data)
Increase in goodwill	$120,000 to $135,000	$100,000 to $115,000
Increase in other long-term liabilities	$120,000 to $135,000	$85,000 to $100,000
Decrease in income tax expense	$500 to $1,500	$16,000 to $19,000
Improvement in net income (loss)	$500 to $1,500	$16,000 to $19,000
Improvement in net income (loss) per diluted share	$0.00 to $0.02	$0.26 to $0.31
Leap expects to release fourth quarter and full year 2005 operating results during the week of March 13, 2005. Details regarding the specific date and time of the Company’s earnings release and conference call will be issued in a separate press release.
The restatements described above may result in defaults under the $710 million senior secured credit agreement among Cricket Communications, Inc., Leap Wireless International, Inc., Bank of America, N.A. and certain lenders. The Company expects to continue to make scheduled payments of principal and interest under such credit agreement. Leap also intends to obtain waivers of the potential defaults resulting from the restatements from the required lenders under the credit agreement. Unless waived by the required lenders, an event of default would permit

Leap Announces Restatement of Prior Period Results to Correct Errors in Deferred Income Tax Accounting	Page 3 of 4
the administrative agent to exercise its remedies under the credit agreement, including declaring all outstanding debt under the agreement to be immediately due and payable. Leap believes that the required lenders will agree to waive any defaults that may occur as a result of the restatements, however, such actions cannot be assured.
About Leap
Leap, headquartered in San Diego, Calif., is a customer-focused company providing innovative mobile wireless services targeted to meet the needs of customers under-served by traditional communications companies. With the value of unlimited wireless services as the foundation of its business, Leap pioneered both Cricket® and Jump TM Mobile. Through its affordable, flat-rate service plans, Cricket offers customers a choice of unlimited local voice minutes, unlimited domestic long distance voice minutes, unlimited text, instant and picture messaging and additional value-added services over a high-quality, all-digital CDMA network. Designed for the mobile-dependent, urban youth market, Jump Mobile is a unique prepaid wireless service that offers customers free unlimited incoming calls from anywhere with outgoing calls at an affordable 10 cents per minute and free incoming and outgoing text messaging. Both Cricket and Jump Mobile services are offered without long-term commitments or credit checks. For more information, please visit www.leapwireless.com.
Except for the historical information contained herein, this news release contains “forward-looking statements” reflecting management’s current forecast of certain aspects of Leap’s future. Some forward-looking statements can be identified by forward-looking words such as “believe,” “think,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions. This news release is based on current information, which we have assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. Our actual results could differ materially from those stated or implied by such forward-looking statements as a result of:
•	the completion of the Company’s assessment and its independent registered public accounting firm’s audit of the items described in this press release;

•	the failure of the Company to obtain a waiver from the required lenders under the Company’s $710 million senior secured credit agreement; and,

•	other factors detailed in the section entitled “Risk Factors” included in our Form 10-Q for the fiscal quarter ended September 30, 2005 and in our other SEC filings.
All forward-looking statements included in this news release should be considered in the context of these risk factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Leap Announces Restatement of Prior Period Results to Correct Errors in Deferred Income Tax Accounting	Page 4 of 4
Leap and the Leap logo design are registered trademarks of Leap Wireless International, Inc. Cricket is a registered trademark of Cricket Communications, Inc., Cricket Unlimited Access, Cricket Unlimited Plus, Cricket Unlimited Classic, Jump Mobile, Travel Time, Cricket Clicks and the Cricket K are trademarks of Cricket Communications, Inc.
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